SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Neomedia Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

640505301

(CUSIP Number)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 640505301	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS BP GBL Section 3.4, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 1.64%
12	TYPE OF REPORTING PERSON OO

*	See Item 4, below.

CUSIP No. 640505301	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Samantha Inventions, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 1.64%
12	TYPE OF REPORTING PERSON OO

*	See Item 4, below.

CUSIP No. 640505301	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Samantha A.J. Rothschild Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 1.64%
12	TYPE OF REPORTING PERSON OO

*	See Item 4, below.

CUSIP No. 640505301	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Jay Howard Linn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 1.64%
12	TYPE OF REPORTING PERSON IN

*	See Item 4, below.

Page 6 of 8 Pages

Item 1	(a).	Name of Issuer.

The name of the Issuer is Neomedia Technologies, Inc., a Delaware corporation.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at Two Concourse Parkway, Suite 500, Atlanta, GA 30328.

Item 2	(a).	Name of Person Filing.

This Schedule is being filed jointly by: (i) BP GBL Section 3.4, LLC, a Florida limited liability company, (ii) Samantha Inventions, L.L.C., a Florida limited liability company, (iii) Samantha A.J. Rothschild Trust, a Florida Trust, and (iv) Jay Howard Linn (sometimes hereinafter referred to collectively as the “Reporting Persons”).

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

The address of the Reporting Persons’ office is 1108 Kane Concourse, Suite 310, Bay Harbor Islands, FL 33154.

Item 2	(c).	Citizenship.

BP GBL Section 3.4, LLC and Samantha Inventions, L.L.C. are limited liability companies organized under the laws of the State of Florida. The Samantha A.J. Rothschild Trust was formed under the laws of the State of Florida. Jay Howard Linn is a citizen of the United States.

Item 2	(d).	Title of Class of Securities.

This Schedule relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of the Issuer.

Item 2	(e).	CUSIP Number.

The CUSIP number for the Common Stock is 640505301.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or (c), or 13d-2(b), check whether the filing person is a:

Not applicable.

Page 7 of 8 Pages

Item 4.	Ownership.

BP GBL Section 3.4, LLC acquired the 3,600,000 shares of Common Stock which are the subject of this Schedule 13G on January 4, 2011 pursuant to a settlement agreement with the Issuer. As of January 4, 2011, the sole member of BP GBL Section 3.4, LLC was Rothschild Trust Holdings, LLC, a Florida limited liability company (“RTH”). The manager of RTH is Leigh M. Rothshild. Mr. Rothschild was also issued 400,000 shares of Common Stock in connection with the settlement agreement described above. Such shares of Common Stock are not included in this Schedule 13G as Mr. Rothschild currently has no ownership or other interest with respect to any of the Reporting Persons. On March 1, 2011, RTH transferred all of the membership interests of BP GBL Section 3.4, LLC to Samantha Inventions, L.L.C. The sole member of Samantha Inventions, L.L.C. is Samantha A.J. Rothschild Trust, the trustee of which is Jay Howard Linn. The Reporting Persons filing this Schedule 13G inadvertently failed to file a report when originally due, but made this corrective filing when the oversight was discovered. The Reporting Persons’ ownership of the Common Stock exceeded 5% of the class when the Reporting Persons acquired the shares; however, as a result of subsequent issuances of Common Stock by the Issuer, the ownership of the Reporting Persons was reduced and the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock. The ownership totals stated herein reflect the reduction in such security ownership of the Reporting Persons, and are current as of the date of this Schedule.

	(a), (b)	As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 3,600,000 shares of Common Stock, which represents approximately 1.64% of the 219,257,318 shares of Common Stock outstanding as of August 8, 2011 as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2011.

	(c)	The Reporting Persons have shared power to vote or to direct the vote of, and to dispense of or direct the disposition of, 3,600,000 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BP GBL Section 3.4, LLC

	By:	Samantha Inventions, L.L.C., its manager

		By:	Samantha A.J. Rothschild Trust, its sole managing member

Dated: September 16, 2011		By:	/s/ Jay Howard Linn
Jay Howard Linn, Trustee

Samantha Inventions, L.L.C.

	By:	Samantha A.J. Rothschild Trust, its sole managing member

Dated: September 16, 2011		By:	/s/ Jay Howard Linn
Jay Howard Linn, Trustee

Samantha A.J. Rothschild Trust

Dated: September 16, 2011		By:	/s/ Jay Howard Linn
Jay Howard Linn, Trustee

Jay Howard Linn

Dated: September 16, 2011		/s/ Jay Howard Linn
Jay Howard Linn